SS 2/15/06

AB 2/27/06

06002151

SEC MAIL PROCESSING RECEIVED FEB 0 8 2006 WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-23378

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BALANCED FINANCIAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4A LAKEWAY
(No and Street)

ROCKWALL (City) TEXAS (State) 75032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN J. COHEN 972-771-6783
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - If individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

3/9/06

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Martin J. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BALANCED FINANCIAL SECURITIES CORPORATION as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

FRAN CARROUTH NOTARY PUBLIC TEXAS My Comm. Expires July 13

Frances Carrouth
Notary Public
Comm. EXPIRES - July 13, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

BALANCED FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS

We have audited the accompanying statement of financial condition of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates
Hendricks, Graves and Associates, LLP

January 18, 2006

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 4,885
Deposit with clearing organization	6,190
Marketable Securities, at market value	102,830
	$ 113,905

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITY		
State franchise tax payable		$ 11,562
STOCKHOLDER'S EQUITY:		
Common stock, 1,000,000 shares of $.10 par value authorized and 80,000 shares issued and outstanding	$ 8,000	
Additional capital	70,869	
Retained earnings	23,474	
Total stockholder's equity		102,343
		$ 113,905

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$ 270,700	
Investment gain	33,504	
Total revenues		$ 304,204
COSTS AND EXPENSES:		
Commissions	24,000	
Rent	7,800	
Professional services	1,736	
Regulatory fees	1,790	
Total costs and expenses		35,326
NET INCOME BEFORE PROVISION FOR INCOME TAXES		268,878
PROVISION FOR INCOME TAXES:		
State franchise taxes		11,562
NET INCOME		$ 257,316

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2004	$ 8,000	$ 70,869	$ 28,158	$ 107,027
Net income			257,316	257,316
Stockholder distributions			(262,000)	(262,000)
Balances at December 31, 2005	$ 8,000	$ 70,869	$ 23,474	$ 102,343

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

Balance at December 31, 2004	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2005	$ -0-

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net income	$ 257,316	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in deposit with clearing organization	2,038	
Increase in franchise tax payable	11,562	
Net cash provided by operating activities		$ 270,916
INVESTING ACTIVITY:		
Increase in marketable securities owned		(6,782)
FINANCING ACTIVITY:		
Stockholder distributions		(262,000)
Increase in cash		2,134
Cash at December 31, 2004		2,751
Cash at December 31, 2005		$ 4,885

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

A. COMPANY:

BALANCED FINANCIAL SECURITIES CORPORATION, incorporated on September 20, 1978, is a member of the National Association of Securities Dealers, Inc. and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Income Taxes -** The Company and the stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the stockholder and are taxed based on his personal tax strategy.

   The Company incurs state franchise taxes, which are, in part, based on net income, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $79,432, which was $74,432 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS

We have audited the accompanying financial statements of **BALANCED FINANCIAL SECURITIES CORPORATION** as of and for the year ended December 31, 2005, and have issued our report thereon dated January 18, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates
Hendricks, Graves and Associates, LLP

January 18, 2006

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$	102,343
Add:		
Other deductions or allowable credits		- 0 -
Total capital and allowable subordinated liabilities		102,343
Deductions and/or charges:		
Non-Allowable assets		-0-
Net capital before haircuts on securities positions		102,343
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		22,911
Net Capital	$	79,432
Aggregated indebtedness	$	11,562

(Continued)

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2005

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 771
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 74,432
Excess net capital at 1000%	$ 79,432
Ratio of aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 141,537
Audit adjustments	(62,105)
NET CAPITAL	$ 79,432

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firm: SWS, Inc.

BALANCED FINANCIAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS

In planning and performing our audit of the financial statements of **BALANCED FINANCIAL SECURITIES CORPORATION,** for the year ended December 31, 2005, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

January 18, 2006